AMENDMENT DATED MARCH 10, 2016

TO THE AMENDED AND
RESTATED
BY-LAWS OF

JOHN HANCOCK INVESTMENT
TRUST III

DATED MARCH 8, 2005 AS AMENDED

Section 4.3 of ARTICLE IV is hereby amended and replaced in its entirety by the following:

Section 4.3  Retirement Age. The retirement age for Trustees shall be determined from time to time by a resolution of the majority of the Trustees.